UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 23, 2011

By: /s/ Bernard J. Pitz______________

Bernard J. Pitz, Chief Financial Officer

TSX

SYMBOL:  ITP

Intertape Polymer Announces Closure of Brantford Plant

MONTREAL, QUEBEC and BRADENTON, FLORIDA – March 23, 2011 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") today announced its intention to close its Brantford, Ontario facility by June 2011 due to the economic consequences of the continuing strike of its unionized workers.  All dollar amounts are US denominated unless otherwise indicated.

“After sustaining two and a half years of unprofitable operations due to the prolonged strike at the Brantford plant, we came to the unfortunate conclusion that a turnaround was highly improbable and that it was best to close the facility by June of 2011. With this closure, we expect a positive contribution to EBITDA of approximately $4 million and a decrease in sales of approximately $10 million on an annualized basis.  While some of the Brantford production will be transferred to other Intertape facilities, the bulk of the activities will be discontinued,” said Intertape’s President and CEO, Greg Yull.

As a result of this plant closure, and as announced in our 2010 fourth quarter and year-end results, released this morning, a charge of $7.4 million was recorded in the fourth quarter related to property, machinery, plant and equipment, severance, inventory and spare parts and supplies. Various other expenses of between $1.0 million and $1.5 million will also be recorded when paid throughout 2011. As for free cash flow, there was no impact in the fourth quarter of 2010 and a positive impact of more than $5 million is expected in 2011.

Non-GAAP Information

EBITDA, a non-GAAP financial measure, should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment..  Free cash flow, a non-GAAP measurement, is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures.  The terms “EBITDA” and “free cash flow” do not have any standardized meanings prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and free cash flow are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they are used by management and the Company’s lenders in evaluating the Company’s performance.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, and the ITI litigation are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be reinstated on appeal and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improves the transparency of the Company’s disclosures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

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